Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

Q&A for Partners

1.              Who is Dex One?

Similar to SuperMedia, Dex One is a leading marketing services company that helps local businesses reach, win, and keep ready-to-buy customers.  Through access to a vast collection of highly valuable, proprietary local market intelligence, as well as the personal, hands-on service from approximately 1,500 dedicated marketing consultants, Dex One helps more than 350,000 active customers create custom-tailored marketing programs that effectively reach potential customers - wherever, whenever, and however they search.

Dex One delivers a broad range of products and services to help local businesses grow - from identifying target audiences and developing messaging, to optimizing marketing programs and leveraging appropriate products such as online and mobile search solutions, print yellow pages directories, and voice based search platforms.

2.              Why do this transaction?

The transaction will create a national provider of social, local and mobile marketing solutions through direct relationships with local businesses.  The combined company will have over 3,100 consultants offering a full suite of marketing solutions to help businesses retain and add customers.  Initially, the combined company will have relationships with more than 700,000 businesses.

Over the past two years, Dex One and SuperMedia have been on similar paths of transformation, fully embracing digital solutions to help local businesses grow through a suite of social, local and mobile marketing solutions. By joining together, we will have a national presence to increase market share with local businesses and achieve operating and service efficiencies.

3.              Will my company contacts change?

Until the transaction closes, it is business as usual for both companies, and there will be no changes to the products or services we offer.

While pricing along with other business operational aspects of the new company have yet to be determined, we will continue to update you with information as quickly and thoroughly as possible, and will communicate any changes to you in a timely manner.

4.              How will partners be affected by the transaction?  Do current partnership agreements and contracts remain in place?

Until the transaction is complete, SuperMedia and Dex One will continue to operate as independent companies and continue to compete vigorously — there will be no change in our day-to-day operations.  We don’t expect this transaction will have any immediate impact on our business plans and engagements, and our contracts and agreements with you will remain in force as written.  Exceeding the needs of our customers is our priority, and we recognize the importance of our partners in ensuring that we achieve success.

5.              I have a contract that will expire before the merger closes.  How do I go about renewing it?

You should continue to follow normal procedures.  Additional information will be available as we near completion of the transaction.

6.              I have a contract that extends through the period when the merger is expected to close.  Will it have to be changed?

No — Until the transaction is completed, SuperMedia and Dex One will continue to operate as independent companies and there will be no impact to our relationship — it is business as usual.  We don’t expect this transaction will have any immediate impact on our business plans and engagements, and our contracts and agreements with you will remain in force as written.  Exceeding the needs of our customers is our priority, and we recognize the importance of our partners in ensuring that we achieve success.

7.              My company works with both SuperMedia and Dex One.  How does this affect my operations?

Until the transaction is completed, SuperMedia and Dex One will continue to operate as independent companies and there will be no impact to our relationship — it is business as usual.  We don’t expect this transaction will have any immediate impact on our business plans and engagements, and our contracts and agreements with you will remain in force as written.

During the period until closing and, as is your normal practice, information regarding your business relationship with SuperMedia or Dex One, such as price, terms or volumes, should be treated as confidential.

8.              Will SuperMedia continue to work with the same partners following completion of the transaction?

Upon completion of the transaction, it is expected that the combined company will utilize the best practices of SuperMedia and Dex One in establishing criteria and making purchasing decisions.

9.              When will the transaction close?

We expect the transaction to close in the fourth quarter of 2012.

10.       Where can I find additional information?

As we move through this process, we will continue to keep you updated on important developments.  If you have any questions please do not hesitate to reach out to your usual SuperMedia contacts.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.